DISTRIBUTION AND SERVICE PLAN

EXHIBIT A

Fund	Effective Date
NuShares Enhanced Yield U.S. Aggregate Bond ETF	August 2, 2016
NuShares Short-Term REIT ETF	December 5, 2016
NuShares ESG Large-Cap Growth ETF	December 7, 2016
NuShares ESG Large-Cap Value ETF	December 7, 2016
NuShares ESG Mid-Cap Growth ETF	December 7, 2016
NuShares ESG Mid-Cap Value ETF	December 7, 2016
NuShares ESG Small-Cap ETF	December 7, 2016

Last updated: December 1, 2016

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